UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

093712107
(CUSIP Number)

Seongju Lim, SK ecoplant Co, Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, +82-2-3700-9201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK ecoplant Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
10,000,000 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
CO

[1]	SK ecoplant Co., Ltd.’s (“SK”) beneficial ownership of the Class A Common Stock of Bloom Energy Corporation (the “Issuer”) consists of (i) 10,000,000 shares of Class A Common Stock held of record by SK and (ii) 13,491,701 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”) to be acquired by Econovation, LLC (“Econovation”), of which SK is the managing member. Econovation will acquire these shares pursuant to the Securities Purchase Agreement dated October 23, 2021, between the Issuer and SK, as amended by the Amendments to the Securities Purchase Agreement and the Investor Agreement, dated as of March 20, 2023 (the “Amendment”), and pursuant to the Early Close Agreement, dated February 27, 2023, between the Issuer, SK and Econovation, under which the Issuer agreed to issue such shares to Econovation upon SK’s payment for these shares (the “Assignment”), as further summarized below.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the shares of the Series B Preferred Stock as a result of SK being the managing member of Econovation.

[3]	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as disclosed by the Issuer in its Proxy Statement filed April 4, 2023, and (ii) 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of all outstanding shares of the Series B Preferred Stock to be acquired by Econovation.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Econovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Consists of 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of Series B Preferred Stock to be acquired pursuant to the Assignment.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series B Preferred Stock as a result of SK being the managing member of Econovation.

[3]	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as disclosed by the Issuer in its Proxy Statement filed April 4, 2023, and (ii) 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of all outstanding shares of Series B Preferred Stock to be acquired by Econovation.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blooming Green Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
0 shares of Class A Common Stock1,
	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
0 shares of Class A Common Stock1,
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Blooming Green Energy Limited (the “SPC”) is deemed a member of a group with SK and Econovation with respect to the 13,491,701 shares of the Issuer’s Series B Preferred Stock to be acquired by Econovation; however, because SK is currently the managing member of Econovation, the SPC is not deemed to have voting or dispositive power over the 13,491,701 shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series B Preferred Stock and is therefore not a beneficial owner of such shares.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed on October 4, 2022, as amended by Amendment No. 1, filed on December 6, 2022, Amendment No. 2, filed on March 14, 2023, and Amendment No. 3, filed on March 24, 2023, and is made pursuant to Rule 13d-1(a) of the Act. By way of background and as described in Amendment No. 3:

(i)	On March 24, 2023, SK ecoplant Co., Ltd. (“SK”) paid the price of $310,957,102 for 13,491,701 shares of Series B Redeemable Convertible Preferred Stock (the “RCPS”) of Bloom Energy Corporation (the “Issuer”) and the Issuer issued these shares to Econovation LLC (“Econovation”), pursuant to the Securities Purchase Agreement dated as of October 23, 2021, as amended (the “Issuer SPA”) and the Certificate of Designations relating to the RCPS (the “Certificate of Designations”). The Issuer SPA was amended by a Side Letter, Side Letter Amendment, Early Close Agreement and Amendment to the Issuer SPA and the Investor Agreement, as disclosed in Amendment No.’s 2 and 3. These document are filed as Exhibits A, B, C, D, F and G.

(ii)	On March 20, 2023, the Issuer entered into a Shareholder’s Loan Agreement with SK (the “Shareholder’s Loan Agreement”), providing for a loan facility that SK made available to the Issuer under the terms contained in that agreement and as disclosed in Amendment No. 3. This agreement is filed as Exhibit L.

(iii)	On March 9, 2023, SK, Blooming Green Energy Limited, a company formed under the laws of the Republic of Korea (the “SPC” and together with SK and Econovation, the “Reporting Persons”), Econovation and ESG Blooming Private Equity Fund, a private equity fund formed under the laws of the Republic of Korea (the “PEF”) entered into the Securities Purchase Agreement, as amended (the “Econovation SPA”), and on March 31, 2023, the SPC purchased Class A Common Membership Interests from SK for Korean Won 130,513,342,000 under the Econovation SPA, as disclosed in Amendment No. 3. The Econovation SPA is filed as Exhibit E.

This Amendment discloses the following:

(i)	On April 18, 2023, the Issuer amended the Certificate of Designation (the “COD Amendment”), as summarized in Item 4 below. The COD Amendment is filed as Exhibit M.

(ii)	On April 14, 2023, SK, Econovation, the SPC and the PEF amended and restated the Econovation SPA (the “A&R Econovation SPA) as summarized in Item 4 below. The A&R Econovation SPA is filed as Exhibit N.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following prior to the ultimate paragraph therein:

COD Amendment

On April 18, 2023, the Issuer amended the Certificate of Designation to clarify that shares of the RCPS may be redeemed based on original issue price per share multiplied by the number of shares to be redeemed and may only be redeemed in full based on shares outstanding, rather than in part. The descriptions of the COD Amendment and the terms of the RCPS contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the COD Amendment, which is filed as Exhibit M below.

A&R Econovation SPA

On April 14, 2023, SK, Econovation, the SPC and the PEF entered into the A&R Econovation SPA, which amended the terms of the prior Econovation SPA by providing that the previously contemplated possible second closing of the purchase by the SPC of Class A Common Membership Interests of Econovation from SK can occur in two separate closings, on April 14, 2023 and May 31, 2023, or such earlier date upon which the parties may agree. The terms and conditions of the purchase are the same as those in the prior Econovation SPA. The first closing occurred on March 31, 2023 for 130,513,342,000 Korean Won and the second closing occurred on April 14, 2023 for 14,993,858,360 Korean Won. The A&R Econovation SPA permits the additional, or third, closing to occur for the number of Class A Common Membership Interests up to 6,610,934 minus the amount purchased in the first two closings. In addition, the A&R Econovation SPA adjusted the exclusivity period and termination date of the agreement by an additional period of time that corresponds to the adjustment of the final purchase date, with respect to the third closing, to May 31, 2023. The description of the A&R Econovation SPA contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit N hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Item 4 into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A	Securities Purchase Agreement, dated as of October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
B	Side Letter, dated August 16, 2022 between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
C	Amendment to Side Letter, dated December 6, 2022, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
D	Early Close Agreement, dated February 27, 2023, by and among Bloom Energy Corporation, SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
E	Securities Purchase Agreement, dated March 9, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
F	Amendments to Securities Purchase Agreement and Investor Agreement, dated as of March 20, 2023, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
G	Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated as of March 20, 2023, by Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
H	Contribution Agreement, dated as of March 23, 2023, between SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
I	Amended and Restated Securities Purchase Agreement, dated as of March 24, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
J	Amended and Restated Limited Liability Company Agreement, dated as of March 24, 2023, between SK ecoplant Co., Ltd and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
K	Members Agreement, dated as of March 24, 2023 among SK ecoplant Co., Ltd., Blooming Green Energy Limited, and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
L	Shareholder’s Loan Agreement, dated as of March 20, 2023, between SK ecoplant Co., Ltd. and Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24,2023).
M	Amended and Restated Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated as of April 18, 2023, by Bloom Energy Corporation (filed herewith).
N	Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, dated as of April 14, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (filed herewith).
O	Investor Agreement, dated as of December 29, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
P	Joint Venture Agreement, dated September 24, 2019, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
Q	Amendment to the Joint Venture Agreement, dated October 23, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
R	Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
S	Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
T	K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, between SK ecoplant Co., Ltd., as Borrower and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
U	The Overseas Investment Insurance (Investment Financing) Policy dated as of December 21, 2021 among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
V	Loan (Credit) Transaction Agreement between SK and The Export-Import Bank of Korea dated as of November 2021 (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
W	Joint Filing Agreement, dated as of March 10, 2023, among SK ecoplant Co., Ltd., Econovation, LLC and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2023

SK ecoplant Co., Ltd.

By:	/s/ Wangjae (Justin) Lee
	Name:	Wangjae (Justin) Lee
	Title:	Managing Director of Eco Energy BU

Econovation, LLC

By:	/s/ Seongjun Bae
	Name:	Seongjun Bae
	Title:	Representative

Blooming Green Energy Limited

By:	/s/ Jucheol Kim
	Name:	Jucheol Kim
	Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK ecoplant Co., Ltd. The business address of each of the directors and executive officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Lee Seung Ho	Outside Director of SK ecoplant Co., Ltd and Director of Daekyo, an educational institution located at 23 Boramae-ro 3-gil, Gwanak-gu, Seoul
Kim Yoon Mo	Outside Director and Vice Chairman of Nautic Investment, an investment company located at 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Kim Jong Ho	Outside Director and Advisor of Shinhan Accounting Corporation, an accounting company located at 8 Uisadang-daero, Yeongdeungpo-gu, Seoul
Park Sun Kyu	Outside Director and professor of Sungkyunkwan University, 25-2 Seonggyungwan-ro, Jongno-gu, Seoul
Lee Sung Hyung	Non-standing Director and Chief Financial Officer of SK, Inc., located at 26, Jong-ro, Jongno-gu, Seoul
Park Kyung Il	Director and Chief Executive Officer of SK ecoplant Co., Ltd.
Jo Sung Ok	Chief Financial Officer of SK ecoplant Co., Ltd.
Lee Mi Ra	Chief Human Resources Officer of GE Korea
SK Inc.	Controlling shareholder of SK ecoplant Co., Ltd.
Tae won Chey	Chairman and CEO of SK Inc.
Dong Hyun Jang	Vice Chairman and CEO of SK Inc.
Dae Sik Cho	Director of SK Inc.
Jae Ho Yeom	Independent Director of SK Inc.
Chan Keun Lee	Independent Director of SK Inc.
Byoung Ho Kim	Independent Director of SK Inc.
Yong Suk Jang	Independent Director of SK Inc.
Seon Hee Kim	Independent Director of SK Inc.

Set forth below is the name and present principal occupation or employment of each member and officer of Econovation, LLC. The business address of each of the members and officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
SK ecoplant Co., Ltd.	Managing member of Econovation, LLC (The executive officers and directors of SK ecoplant Co., Ltd. and its controlling entity, SK Inc., are listed above.)
Seongjun Bae	Representative of Econovation, LLC
Yumi Park	Manager of Econovation, LLC

Set forth below is the name and present principal occupation or employment of each controlling person and/or entity, member and officer of Blooming Green Energy Limited. The business address of each of the members and officers is 31, Gukjegeumyung-ro (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea . Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Jucheol Kim	Director of Blooming Green Energy Limited
ESG Blooming Private Equity Fund	Largest and sole shareholder of Blooming Green Energy Limited
SKS Private Equity Co., Ltd	General Partner of ESG Blooming Private Equity Fund
Si Hwa Yoo	Representative of SKS Private Equity Co., Ltd.